VIA EDGAR

August 29, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ada D. Sarmento

Re:	Advaxis, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-226988

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Advaxis, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 30, 2018, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Kristopher D. Brown at (212) 813-8821. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Kristopher D. Brown, by facsimile to (646) 558-4265.

If you have any questions regarding this request, please contact Kristopher D. Brown of Goodwin Procter LLP at (212) 813-8821.

Sincerely,

ADVAXIS, INC.

/s/ Molly Henderson
Molly Henderson
Executive Vice President and Chief Financial Officer

cc:	Kenneth A. Berlin, President and Chief Executive Officer, Advaxis, Inc.
Kristopher D. Brown, Esq., Goodwin Procter LLP
Michael Rosenberg, Esq., Goodwin Procter LLP